Digital Brands Group

Revolutionizing the holding company model. Portfolio of high-growth 'digital first' apparel brands.

🐦 f 📷 Ⓥ 🔗 DIGITALBRANDSGROUP.CO



 *Digital Brands Group is a holding company of direct-to-consumer brands. Our current portfolio includes four brands: DSTLD, ACE Studios, Bailey 44, and Ali & Jay. We are currently acquiring four more brands: Jack Georges, Harper & Jones, Reigning Champ, and Wings + Horns.*

John H DAVIS CEO @ Digital Brands Group

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Why you may want to support us...

1. 💰 $30.79M revenue in 2019 and 1.2MM customers from the 4 brands we currently own.

2. 💃 Celebrities who've worn our brands: Ellen Degeneres, Mila Kunis, Jennifer Lopez, Hailee Steinfeld, Cara DeLevigne, Kendall Jenner & more.

3. 📈 4 more acquisitions in progress.

4. 💸 $15M+ raised to date from 7,100+ investors.

5. 📊 We hope to IPO in 2020.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **John H DAVIS**
CEO
Previously created and built J.Hilburn from zero to $55M in 6 years. J.Hilburn is the largest custom men's clothier in the world.


 **Laura Dowling**
CMO
Previously the Divisional VP of Marketing & PR, North America at Coach. Director positions at Harry Winston and Ralph Lauren.


 **Reid Yeoman**
CFO
Previously CFO of Hurley, a Nike brand. Before that was a Finance Director at Nike for Strategic Investments and Global Business Planning


In the news



Downloads

📄 DigitalBrandsGroup_4x3_P9_v1.pdf

💰 Invest in a portfolio of brands — $30M in revenue and growing.

Digital Brands Group is a holding company that curates and accelerates a collection of talented, luxury-lifestyle, digital-first brands. We just acquired Bailey 44 and Ali & Jay. And we're just getting started.



📈 Our CEO built the largest custom men's clothier in the world — from zero to $55M in revenue... in 6 years.

Our management team is world-class — having previously worked at Qualcomm, Coach, Ralph Lauren, and more. We have also worked together at DSTLD, one of the brands we currently own.



Celebrities have worn our clothes.

At DSTLD, we've reached more than 86,400 customers (including celebrities!), because we have the expertise, marketing talent, and connections. Now, we want to leverage this with all of the brands in our portfolio.



Charlize Theron
Ellen Degeneres
Ben Barnes
Mila Kunis
Jennifer Lopez
Bella Hadid
Gavin Leatherwood
Hailee Steinfeld
Cara DeLevigne
Emily Ratajkowski
Carrie Underwood
Kendall Jenner

Please note that they do not endorse nor recommend this investment.

The PROBLEM we're solving (with individual D2C brands)

It's true that traditional retail stores (i.e. Barneys, Macy's, J.C. Penny) are dying in a world where e-commerce is thriving. Direct-to-consumer brands (i.e. Away, Warby Parker, Everlane) are taking over. *Yet,* many D2C brands also die due to high costs.



LANDED COGS
PACKAGING
CREDIT CARD FEES
SHIPPING
PICK & PACK
RETURNS
PRODUCT & STORAGE
DAMAGES

The HUGE opportunity of grouping these D2C brands

We bring together like-minded direct-to-consumer names under one portfolio to increase revenues, decrease operational costs, and establish brand longevity. Our vision is to build a portfolio of 5-10 brands each with the potential to generate $50M-$100M in annual revenue *(though please note that this is not guaranteed).*

[QUES: Would it be possible to include a graph that shows the revenue (and revenue potential) of all the brands? Though, a disclaimer would be required on the slide stating that projections are not guaranteed. If not, a line graph of the D2C industry?].

Our strategy is NO different than that of major, multinational holding companies

We're talking about the strategy that companies that have been doing for decades with traditional, wholesale, luxury brands. These companies include LVMH (that owns Moet & Chandon, Hennessy, Louis Vuitton, etc), VF Corporation (that owns JanSport, Timberland, North Face, etc), and Tapestry (that owns Coach, Kate Spade, and Stuart Weitzman).

How we're different? Our brands are 'digital-first', instead of 'wholesale-first'. Why? Because e-commerce is where consumers are going. Digital-first brands win because they own the

customer relationship and make the customer journey more personalized.

📊 We hope to go public this year.

We are using the funds raised on Wefunder to pay for our IPO fees. We plan to IPO in order to raise more capital to grow Digital Brands Group.



MAR 2020
All acquisitions signed and all audits completed
APR 2020
File S-1 with SEC and apply with the NASDAQ (already discussing the process with them)
MAY 2020
JUN 2020
Expect S-1 approval from SEC (approved by SEC several times before for our Reg A+ offerings)
JUL 2020
List on the NASDAQ
AUG 2020
SEP 2020
Delayed listing on the NASDAQ, which assumes two months of slippage

Note: the following timeline contains future-looking events which cannot be guaranteed.

💫 Join us! Invest in a portfolio of brands

The most successful apparel companies are portfolio companies. All we're doing is modernizing the portfolio approach. We know that we have the right platform to scale.



INVEST TODAY

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

Digital Brands Group is a holding company of direct-to-consumer brands. Our current portfolio includes four brands: DSTLD, ACE Studios, Bailey 44, and Ali & Jay. We are currently acquiring four more brands: Jack Georges, Harper & Jones, Reigning Champ, and Wings + Horns.

Where will your company be in 5 years? ⌄

In 5 years, we hope to own 20 to 30 digital-first lifestyle brands, each generating $50M-$100M in annual revenue. We plan to cross merchandise our brands to show complete outfits using different bands. We refer to this as owning "closet share" by utilizing our customer data across all our brands.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The apparel world has changed drastically over the last three years as digital first brands can no longer raise capital from VCs and wholesale brands are experiencing declining orders from department and specialty stores. This has created pressure for brands to sell and consolidate to eliminate expenses and cross market brands to drive higher revenues per customer. This was not possible three years ago, and we expect the decline and

pressure to increase each year going forward.

How far along are you? What's your biggest obstacle? ⌄

We are well on our way with two brands acquired and four more brands in the legal process for acquisition. We have also experienced a significant increase in inbound requests from other brands that would like to sell to us. Our biggest obstacle is to list on a public exchange, which we are currently working toward. We would ideally IPO on the NASDAQ in the fall, or worse case, we can list on the OTC and trade up to the NASDAQ right away. We believe having the "back-up" and safe path provided by the OTC and NASDAQ uplist provides us with a very viable and low risk liquidity path.

Who competes with you? What do you understand that they don't? ⌄

Every department, specialty and digital first brand competes with us, as we all compete for the customer's wallet share. We believe that Nordstrom brands and digital first are our biggest competitors. We believe we can differentiate ourselves by consolidating brands under one portfolio, which allows us to reduce operating costs significantly and also cross market brands to our customers using their data and style preferences. This allows us to create more revenue per customer with lower fixed cost per customer, which drives cash flow and reinvestment back into the brands and customer growth.

How will you make money? ⌄

We will be EBITDA+ with our upcoming acquisitions. We will also cut operating expenses through shared services. An example of this, is we cut $1,000,000 in expenses in the first three weeks with the Bailey's acquisition. We expect to eliminate $2,000,000 to $3,000,000 in costs per acquisition.
We will drive revenue over our fixed costs by cross marketing brands and showing outfits using multiple brands. The higher revenue AOV and revenue per customer will allow us to leverage our fixed costs.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is that we are not able to successfully cross market our brands, which will result in us acting like a traditional portfolio company like VFC or PVH.
Another risk is we are unable to successfully acquire brands, which limits our potential revenue opportunity.
In order for us to succeed, we need to acquire brands and continue to increase their customer growth and revenue.
By running EBITDA+, we are able to manage this process with higher success and lower risk, which means we need to stay focused on staying EBITDA+.

What does 'digital-first' mean? ⌄

'Digital-first' brands are brands that started as e-commerce brands, which allows the brands to eliminate the wholesale mark-up and sell direct to the customer. It also allows the brand to market direct to the customer vs using department and specialty stores.